UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 19, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

BioSante Pharmaceuticals, Inc.
File No. 0-28637 - CF#26546

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BioSante Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.1 to a Form 8-K filed on July 11, 2000. Exhibit 10.1 was re-filed with fewer redactions as Exhibit 10.27 to the Form 10-K filed on March 16, 2011

Based on representations by **BioSante Pharmaceuticals, Inc.** that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1 through March 31, 2015
(as re-filed with fewer redactions as Exhibit 10.27 to the Form 10-K filed March 16, 2011)

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Greenspan
Branch Chief